UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On 28 January 2026, Diginex Limited (“Diginex” or the “Company”) issued a press release (the “Press Release”) announcing a change in the Company’s board of directors (the “Board”) and management. A copy of the Press Release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On 27 January 2026, Mark Blick resigned as a member of the Diginex Board. Mr. Blick also resigned from his position as Diginex’s Chief Executive Officer and that he transitioned to the role of Strategic Advisor to the new Chief Executive Officer, Lubomila Jordanova.

On 28 January 2026, the Board appointed Lubomila Jordanova as the Chief Executive Officer of Diginex. No family relationships exist between Ms. Jordanova and any of the Company’s directors or other executive officers. There is no arrangement or understanding between Ms. Jordanova and any other persons pursuant to which she was selected as a director, and, except for Diginex’s recent acquisition of Plan A.earth GmbH (“Plan A”) where Ms. Jordanova was an officer, director and shareholder, there are no related party transactions involving Ms. Jordanova that are reportable under Item 404(a) of Regulation S-K.

Lubomila Jordanova is the Chief Executive Officer and a director of Diginex Limited, having been appointed to the roles on January 28, 2026. Her appointment followed Diginex’s January 14, 2026 acquisition of Plan A, the Berlin-based carbon accounting and decarbonization software provider. Ms. Jordanova founded and led Plan A as CEO, since April 2017. Prior to founding Plan A, Ms. Jordanova worked in investment banking at Citibank, venture capital, and the fintech industry across Asia and Europe. Ms. Jordanova is also the co-founder of the Greentech Alliance, a community that connects over 5,000 greentech startups with advisors from the venture capital, media, and business sectors. Ms. Jordanova has served in various advisory capacities, including for the European Investment Bank, WEPA, and Satgana. She holds a Master of Management from The London School of Economics and Political Science (LSE).

Exhibits

Exhibit No.	Description
99.1	Diginex Limited Press Release dated January 28, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: February 9, 2026		/s/ Lubomila Jordanova
	Name:	Lubomila Jordanova
	Title:	Chief Executive Officer
(Principal Executive Officer)